July 24, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:  Dominic Minore, Esq.

Re:	LocalShares Investment Trust
Registration Statement on Form N-1A
Registration Nos. 333-184163; 811-22755

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, LocalShares Investment Trust (the “Trust”) respectfully requests that Pre-Effective Amendment No. 2 to the above-captioned registration statement (the “Registration Statement”) be accelerated and declared effective by 5:00 p.m. Eastern time on July 25, 2013, or as soon thereafter as possible.

In connection with the submission of the Trust’s request for accelerated effectiveness of the Registration Statement, the Trust hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LOCALSHARES INVESTMENT TRUST

By:	/s/ Elizabeth S. Courtney
Name:	Elizabeth S. Courtney
Title:	President & Treasurer

July 24, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:  Dominic Minore, Esq.

Re:	LocalShares Investment Trust
Registration Statement on Form N-1A
Registration Nos. 333-184163; 811-22755

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SEI Investments Distribution Co., the principal distributor for LocalShares Investment Trust, respectfully requests that Pre-Effective Amendment No. 2 to the above-captioned registration statement be accelerated and declared effective by 5:00 p.m. Eastern time on July 25, 2013, or as soon thereafter as possible.

SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ John Munch
Name:	John Munch
Title:	Secretary